                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 3)*

                                Technitrol, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    878555101
                                 (CUSIP Number)

       Eric D. Schoenborn, Esquire, Stradley, Ronon, Stevens & Young, LLP
          Woodland Falls Corporate Park, 200 Lake Drive East, Suite 100
                          Cherry Hill, New Jersey 08002
                                 (856) 321-2413

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 17, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f)or 240.13d-1(g), check the following box.  /_/

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                                  SCHEDULE 13D

--------------------:
CUSIP No. 878555101 :
--------------------:

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     1
              NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                VIRGINIA FRESE PALMER

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     2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /_/
                       (b) /_/

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     3
              SEC USE ONLY

------------- -----------------------------------------------------------------
     4
              SOURCE OF FUNDS*

                                00
------------- -----------------------------------------------------------------
     5
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)  /_/

------------- -----------------------------------------------------------------
     6
              CITIZENSHIP OR PLACE OF ORGANIZATION

                                U.S.A.
-------------  -------------- -------------------------------------------------
              :      7
              :                SOLE VOTING POWER
              :
 NUMBER OF    :                       0
 SHARES       :-------------- -------------------------------------------------
 BENEFICIALLY :      8
 OWNED BY     :                SHARED VOTING POWER
 EACH         :
 REPORTING    :                     2,152,500
 PERSON       :-------------- -------------------------------------------------
 WITH         :      9
              :                SOLE DISPOSITIVE POWER
              :
              :                        0
              :-------------- -------------------------------------------------
              :     10
              :                SHARED DISPOSITIVE POWER
              :
              :                     2,152,500
-------------  ----------------------------------------------------------------
     11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,152,500
-------------  ----------------------------------------------------------------
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN
              ROW (11) EXCLUDES CERTAIN SHARES*       /_/

------------- -----------------------------------------------------------------
     13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       5.3%
------------- -----------------------------------------------------------------
     14
              TYPE OF REPORTING PERSON*
                                       IN
------------- -----------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2

This statement is the third amendment to the statement on Schedule 13D filed by
Virginia  Frese  Palmer.  This  amendment  is filed to report changes in her beneficial  ownership  as further  described in Item 5 below.

Item 1.  Security and Issuer.

     This  statement  on Schedule  13D relates to the common  stock,  $0.125 par value (the "Common Stock"),  of Technitrol,  Inc., 1210 Northbrook Drive,  Suite
385, Trevose, PA 19053 (the "Company").

Item 2.  Identity and Background.

     The  person  filing  this   statement  is  Virginia   Frese   Palmer.   All
correspondence to Mrs. Palmer should be forwarded to the following address:

                           7147 E. Sabino Vista Circle
                           Tucson, AZ  85750-2631

     Mrs.  Palmer is not  currently  employed  and has not been  convicted  in a criminal  proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mrs. Palmer is a citizen of the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration.

     N/A. All shares beneficially owned by Mrs. Palmer derive from her interests in certain  trusts as  described in greater  detail in Item 5 below.  As per the terms of the "Palmer Family Trust", as amended (the "Trust"),  the shares of the
Company  held in the Trust were  administered  and  distributed  to the  "Palmer
Family Trust - Survivor's Share" (the "Survivor's Share") and the "Palmer Family
Trust - Residuary Trust Share" (the  "Residuary  Trust Share") upon the death of
Gordon Palmer, Jr.

Item 4.  Purpose of the Transaction.

     The Survivor's Share and the Residuary Trust Share received the shares as a result of the death of Gordon Palmer, Jr. The Unitrust (as defined below in Item
5) was formed by Mrs.  Palmer on June 20, 2000 and was funded by gifts of shares of Common  Stock from her that were taken from the  Survivor's  Share as further described in Item 5 below. The Survivor's Share intends to make  dispositions of shares of Common Stock to certain charitable organizations and to also make open market  sales to  diversify  its  holdings.  The  Residuary  Trust Share and the
Unitrust  intend  to  continue  to make open  market  sales to  diversify  their holdings.

Item 5.  Interest in Securities of the Issuer.

     As of December 1, 2004, Mrs. Palmer  beneficially  owns 2,152,500 shares of
Common Stock,  or  approximately  5.3% of the  outstanding  Common  Stock.1 Mrs.
Palmer shares voting and dispositive power over such shares.

     All shares  beneficially  owned by Mrs. Palmer derive from her interests in the Trust.  The Trust was formed pursuant to a trust instrument dated August 27,
1991 in which the trustors (Gordon Palmer,  Jr. and Mrs. Palmer)  transferred to the Trust certain assets  including shares of the Common Stock. As per the terms of the Trust, upon the death of either trustor, the remainder of the Trust shall divide into two shares (the  Survivor's  Share and the  Residuary  Trust  Share)
which shall be held as separate  trusts,  and  administered  and  distributed as

1    Based on  40,438,953  shares of Common  Stock  outstanding  on November 17,
     2004. Share amounts reflect two-for-one stock split on November 27, 2000.

                                       3

provided in the Trust.  Gordon  Palmer,  Jr. died on March 30, 1997  causing the
Trust to be split into the Survivor's Share and the Residuary Trust Share.

     The Survivor's Share is revocable by Mrs.  Palmer,  and she is a co-trustee of such trust along with J. Barton  Harrison.  Mrs. Palmer is also a beneficiary of the Survivor's Share during her lifetime.  The Survivor's Share  beneficially owns  1,745,184  shares of the Common  Stock and shares  voting and  dispositive power with Mrs.  Palmer for all such shares,  subject to Mrs.  Palmer's power to revoke the Survivor's Share. J. Barton Harrison  (co-trustee) also shares voting and  dispositive  power with Mrs.  Palmer for all shares held by the  Survivor's
Share, subject to Mrs. Palmer's power to revoke such trust.2

     The Residuary Trust Share is an irrevocable trust having Mrs. Palmer and J.
Barton Harrison as co-trustees. Mrs. Palmer is also an income beneficiary of the
Residuary   Trust  Share  during  her  lifetime.   The  Residuary   Trust  Share
beneficially  owns 66,016  shares of Common  Stock,  and J.  Barton  Harrison as co-trustee  shares voting and dispositive  power with Mrs. Palmer for all shares held by the Residuary Trust Share.

     On June 20, 2000, Mrs.  Palmer formed the Virginia Frese Palmer  Charitable
Remainder  Unitrust,   dated  June  20,  2000  ("Unitrust").   The  Unitrust  is
irrevocable,  and Mrs. Palmer is a co-trustee of such trust along with J. Barton
Harrison. Mrs. Palmer is also a beneficiary of the Unitrust during her lifetime.
The Unitrust  beneficially  owns  341,300  shares of the Common Stock and shares voting and  dispositive  power with Mrs.  Palmer for all such shares.  J. Barton
Harrison  (co-trustee) also shares voting and dispositive power with Mrs. Palmer for all shares held by  Unitrust.  The  Unitrust  was  initially  funded by Mrs.
Palmer on June 22,  2000  with a gift of  500,000  (pre-split)  shares of Common
Stock that were taken from the Survivor's Share.

     The  information  required by Item 2 for the persons with whom Mrs.  Palmer shares voting power is as follows:

       Palmer Family Trust - Survivor's Share
       c/o J. Barton Harrison
       1452 County Line Road
       Rosemont, PA 19010-1404

       Palmer Family Trust - Residuary Trust Share
       c/o J. Barton Harrison
       1452 County Line Road
       Rosemont, PA 19010-1404

       Virginia Frese Palmer Charitable Remainder Unitrust, dated June 20, 2000
       c/o J. Barton Harrison
       1452 County Line Road
       Rosemont, PA 19010-1404

       J. Barton Harrison
       1452 County Line Road
       Rosemont, PA 19010-1404

2    Mr.  Harrison  disclaims  beneficial  ownership in the shares  beneficially owned by the Survivor's Share.

                                       4

     Mr. Harrison is currently retired.  He has not been convicted in a criminal proceeding nor been a party to any civil proceeding  related to federal or state securities  laws  within the last five years.  Mr.  Harrison is a citizen of the
United States of America.

     During the sixty days prior to December 1, 2004, the Survivor's  Share made a  charitable  gift of 29,000  shares of Common  Stock on or about  November 23,
2004.

     During the sixty days prior to December 1, 2004, the Residuary  Trust Share sold a total  of  10,000  shares  of  Common  Stock on the  open  market  during
November, 2004 at prices ranging from $16.95 to $17.40 per share.

     During the sixty days prior to December 1, 2004,  the Unitrust was involved in the following  transactions  involving the Common Stock:  The Unitrust sold a total of (i)  40,000  shares  on the open  market  between  October  6, 2004 and
October 12,  2004 at prices  ranging  from $19.64 to $19.89 per share,  and (ii)
20,000  shares on the open market on November  16, 2004 at prices  ranging  from
$17.02 to $17.17 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

         See Item 5.

Item 7.  Material to Be Filed as Exhibits.

         None.

                                       5

Signature.

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated: December 17, 2004

 /s/ Virginia Frese Palmer
Virginia Frese Palmer

                                       6